SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

HUB INTERNATIONAL LIMITED

____________________________________________________________

(Name of issuer)

Common Shares

___________________________________________________________

(Title of class of securities)

44332P101

________________________________________________

(CUSIP number)

William Logan

Apax Partners, L.P.

153 East 53rd Street, 53rd Floor

New York, New York 10022

(212) 419-2424

Amy Kim

Morgan Stanley

1585 Broadway

New York, New York 10036

(212) 761-4416

_____________________________________________________________________________________________

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With a copy to:

Daniel S. Evans, Esq.

Ropes & Gray

One International Place

Boston, Massachusetts 02110

Brian E. Hamilton, Esq.

Sullivan & Cromwell LLP

125 Broad Street

New York, New York 10004

February 25, 2007

_____________________________________________________________

(Dates of Events which Require Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 44332P101	Page 3 of 68

SCHEDULE 13D

1.		NAME OF REPORTING PERSONS Maple Tree Acquisition Corporation I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3.		SEC USE ONLY
4.		SOURCE OF FUNDS OO
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION British Columbia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 10,325,428*
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,325,428*
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES ☐ CERTAIN SHARES (See Instructions)
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.9%**
14.		TYPE OF REPORTING PERSON (See Instructions) CO

* Beneficial ownership of the common shares of Hub International Limited (the “Common Shares”) referred to herein is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such Common Shares as a result of the Voting Agreement described in Items 3 and 4 hereof. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons

CUSIP No. 44332P101	Page 4 of 68

that it is the beneficial owner of any Common Shares referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

** The calculation of the percentage is based on 39,842,229 Common Shares being issued and outstanding as of February 25, 2007, which number is based on the representations made by Hub International Limited in the Arrangement Agreement described in Items 3 and 4 hereof.

CUSIP No. 44332P101	Page 5 of 68

SCHEDULE 13D

1.		NAME OF REPORTING PERSONS 0783587 B.C. Ltd. I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3.		SEC USE ONLY
4.		SOURCE OF FUNDS OO
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION British Columbia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 10,325,428*
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,325,428*
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES ☐ CERTAIN SHARES (See Instructions)
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.9%**
14.		TYPE OF REPORTING PERSON (See Instructions) CO

* Beneficial ownership of the common shares of Hub International Limited (the “Common Shares”) referred to herein is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such Common Shares as a result of the Voting Agreement described in Items 3 and 4 hereof. Neither the filing of

CUSIP No. 44332P101	Page 6 of 68

this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any Common Shares referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

** The calculation of the percentage is based on 39,842,229 Common Shares being issued and outstanding as of February 25, 2007, which number is based on the representations made by Hub International Limited in the Arrangement Agreement described in Items 3 and 4 hereof.

CUSIP No. 44332P101	Page 7 of 68

SCHEDULE 13D

1.		NAME OF REPORTING PERSONS Apax Maple 2 Sàrl I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3.		SEC USE ONLY
4.		SOURCE OF FUNDS OO
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 10,325,428*
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,325,428*
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES ☐ CERTAIN SHARES (See Instructions)
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.9%**
14.		TYPE OF REPORTING PERSON (See Instructions) OO

* Beneficial ownership of the common shares of Hub International Limited (the “Common Shares”) referred to herein is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such Common Shares as a result of the Voting Agreement described in Items 3 and 4 hereof. Neither the filing of

CUSIP No. 44332P101	Page 8 of 68

this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any Common Shares referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

** The calculation of the percentage is based on 39,842,229 Common Shares being issued and outstanding as of February 25, 2007, which number is based on the representations made by Hub International Limited in the Arrangement Agreement described in Items 3 and 4 hereof.

CUSIP No. 44332P101	Page 9 of 68

SCHEDULE 13D

1.		NAME OF REPORTING PERSONS Apax Maple 1 Sàrl I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3.		SEC USE ONLY
4.		SOURCE OF FUNDS OO
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 10,325,428*
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,325,428*
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES ☐ CERTAIN SHARES (See Instructions)
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.9%**
14.		TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 44332P101	Page 10 of 68

* Beneficial ownership of the common shares of Hub International Limited (the “Common Shares”) referred to herein is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such Common Shares as a result of the Voting Agreement described in Items 3 and 4 hereof. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any Common Shares referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

** The calculation of the percentage is based on 39,842,229 Common Shares being issued and outstanding as of February 25, 2007, which number is based on the representations made by Hub International Limited in the Arrangement Agreement described in Items 3 and 4 hereof.

CUSIP No. 44332P101	Page 11 of 68

SCHEDULE 13D

1.		NAME OF REPORTING PERSONS Apax Europe Maple S.A.r.l I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3.		SEC USE ONLY
4.		SOURCE OF FUNDS OO
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 10,325,428*
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,325,428*
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES ☐ CERTAIN SHARES (See Instructions)
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.9%**
14.		TYPE OF REPORTING PERSON (See Instructions) OO

* Beneficial ownership of the common shares of Hub International Limited (the “Common Shares”) referred to herein is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership

CUSIP No. 44332P101	Page 12 of 68

of such Common Shares as a result of the Voting Agreement described in Items 3 and 4 hereof. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any Common Shares referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

** The calculation of the percentage is based on 39,842,229 Common Shares being issued and outstanding as of February 25, 2007, which number is based on the representations made by Hub International Limited in the Arrangement Agreement described in Items 3 and 4 hereof.

CUSIP No. 44332P101	Page 13 of 68

SCHEDULE 13D

1.		NAME OF REPORTING PERSONS Apax Europe VII Investments Sàrl I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3.		SEC USE ONLY
4.		SOURCE OF FUNDS OO
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 10,325,428*
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,325,428*
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES ☐ CERTAIN SHARES (See Instructions)
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.9%**
14.		TYPE OF REPORTING PERSON (See Instructions) OO

* Beneficial ownership of the common shares of Hub International Limited (the “Common Shares”) referred to herein is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership

CUSIP No. 44332P101	Page 14 of 68

of such Common Shares as a result of the Voting Agreement described in Items 3 and 4 hereof. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any Common Shares referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

** The calculation of the percentage is based on 39,842,229 Common Shares being issued and outstanding as of February 25, 2007, which number is based on the representations made by Hub International Limited in the Arrangement Agreement described in Items 3 and 4 hereof.

CUSIP No. 44332P101	Page 15 of 68

SCHEDULE 13D

1.		NAME OF REPORTING PERSONS Apax Europe VII Bridge Holdco Ltd I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3.		SEC USE ONLY
4.		SOURCE OF FUNDS OO
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 10,325,428*
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,325,428*
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES ☐ CERTAIN SHARES (See Instructions)
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.9%**
14.		TYPE OF REPORTING PERSON (See Instructions) PN

* Beneficial ownership of the common shares of Hub International Limited (the “Common Shares”) referred to herein is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such Common Shares as a result of the Voting Agreement described in Items 3 and 4 hereof. Neither the filing of

CUSIP No. 44332P101	Page 16 of 68

this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any Common Shares referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

** The calculation of the percentage is based on 39,842,229 Common Shares being issued and outstanding as of February 25, 2007, which number is based on the representations made by Hub International Limited in the Arrangement Agreement described in Items 3 and 4 hereof.

CUSIP No. 44332P101	Page 17 of 68

SCHEDULE 13D

1.		NAME OF REPORTING PERSONS Apax Partners Worldwide LLP I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3.		SEC USE ONLY
4.		SOURCE OF FUNDS OO
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 10,325,428*
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,325,428*
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES ☐ CERTAIN SHARES (See Instructions)
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.9%**
14.		TYPE OF REPORTING PERSON (See Instructions) PN

* Beneficial ownership of the common shares of Hub International Limited (the “Common Shares”) referred to herein is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such Common Shares as a result of the Voting Agreement described in Items 3 and 4 hereof. Neither the filing of

CUSIP No. 44332P101	Page 18 of 68

this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any Common Shares referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

** The calculation of the percentage is based on 39,842,229 Common Shares being issued and outstanding as of February 25, 2007, which number is based on the representations made by Hub International Limited in the Arrangement Agreement described in Items 3 and 4 hereof.

CUSIP No. 44332P101	Page 19 of 68

SCHEDULE 13D

1.		NAME OF REPORTING PERSONS Apax US VII, L.P. I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3.		SEC USE ONLY
4.		SOURCE OF FUNDS OO
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 10,325,428*
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,325,428*
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES ☐ CERTAIN SHARES (See Instructions)
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.9%**
14.		TYPE OF REPORTING PERSON (See Instructions) PN

* Beneficial ownership of the common shares of Hub International Limited (the “Common Shares”) referred to herein is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such Common Shares as a result of the Voting Agreement described in Items 3 and 4 hereof. Neither the filing of

CUSIP No. 44332P101	Page 20 of 68

this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any Common Shares referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

** The calculation of the percentage is based on 39,842,229 Common Shares being issued and outstanding as of February 25, 2007, which number is based on the representations made by Hub International Limited in the Arrangement Agreement described in Items 3 and 4 hereof.

CUSIP No. 44332P101	Page 21 of 68

SCHEDULE 13D

1.		NAME OF REPORTING PERSONS Apax US VII GP, L.P. I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3.		SEC USE ONLY
4.		SOURCE OF FUNDS OO
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 10,325,428*
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,325,428*
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES ☐ CERTAIN SHARES (See Instructions)
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.9%**
14.		TYPE OF REPORTING PERSON (See Instructions) PN

* Beneficial ownership of the common shares of Hub International Limited (the “Common Shares”) referred to herein is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such Common Shares as a result of the Voting Agreement described in Items 3 and 4 hereof. Neither the filing of

CUSIP No. 44332P101	Page 22 of 68

this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any Common Shares referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

** The calculation of the percentage is based on 39,842,229 Common Shares being issued and outstanding as of February 25, 2007, which number is based on the representations made by Hub International Limited in the Arrangement Agreement described in Items 3 and 4 hereof.

CUSIP No. 44332P101	Page 23 of 68

SCHEDULE 13D

1.		NAME OF REPORTING PERSONS Apax US VII GP, Ltd. I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3.		SEC USE ONLY
4.		SOURCE OF FUNDS OO
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 10,325,428*
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,325,428*
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES ☐ CERTAIN SHARES (See Instructions)
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.9%**
14.		TYPE OF REPORTING PERSON (See Instructions) CO

* Beneficial ownership of the common shares of Hub International Limited (the “Common Shares”) referred to herein is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such Common Shares as a result of the Voting Agreement described in Items 3 and 4 hereof. Neither the filing of

CUSIP No. 44332P101	Page 24 of 68

this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any Common Shares referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

** The calculation of the percentage is based on 39,842,229 Common Shares being issued and outstanding as of February 25, 2007, which number is based on the representations made by Hub International Limited in the Arrangement Agreement described in Items 3 and 4 hereof.

CUSIP No. 44332P101	Page 25 of 68

SCHEDULE 13D

1.		NAME OF REPORTING PERSONS Morgan Stanley* I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3.		SEC USE ONLY
4.		SOURCE OF FUNDS OO
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☒
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 10,325,428**
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,325,428 **
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES ☐ CERTAIN SHARES (See Instructions)
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.9%***
14.		TYPE OF REPORTING PERSON (See Instructions) CO

* In accordance with the Securities and Exchange Commission Release No. 34-39538 (January 12, 1998) (the "Release"), this Statement (as defined below) reflects the securities beneficially owned by certain operating units (collectively, the "MS Reporting

** Beneficial ownership of the common shares of Hub International Limited (the “Common Shares”) referred to herein is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership

CUSIP No. 44332P101	Page 26 of 68

of such Common Shares as a result of the Voting Agreement described in Items 3 and 4 hereof. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any Common Shares referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

*** The calculation of the percentage is based on 39,842,229 Common Shares being issued and outstanding as of February 25, 2007, which number is based on the representations made by Hub International Limited in the Arrangement Agreement described in Items 3 and 4 hereof.

CUSIP No. 44332P101	Page 27 of 68

SCHEDULE 13D

1.		NAME OF REPORTING PERSONS Morgan Stanley Principal Investments, Inc.* I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3.		SEC USE ONLY
4.		SOURCE OF FUNDS OO
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☒
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 10,325,428**
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,325,428**
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES ☐ CERTAIN SHARES (See Instructions)
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.9%***
14.		TYPE OF REPORTING PERSON (See Instructions) CO

* In accordance with the Securities and Exchange Commission Release No. 34-39538 (January 12, 1998) (the "Release"), this Statement (as defined below) reflects the securities beneficially owned by certain operating units (collectively, the "MS Reporting

Units") of Morgan Stanley and its subsidiaries and affiliates (collectively,

CUSIP No. 44332P101	Page 28 of 68

"MS"). This filing does not reflect securities, if any, beneficially owned by any operating units of MS whose ownership of securities is disaggregated from that of the MS Reporting Units in accordance with the Release.

** Beneficial ownership of the common shares of Hub International Limited (the “Common Shares”) referred to herein is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such Common Shares as a result of the Voting Agreement described in Items 3 and 4 hereof. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any Common Shares referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

*** The calculation of the percentage is based on 39,842,229 Common Shares being issued and outstanding as of February 25, 2007, which number is based on the representations made by Hub International Limited in the Arrangement Agreement described in Items 3 and 4 hereof.

Item 1. Security and Issuer.

This Statement on Schedule 13D (the “Statement”) relates to the common shares (the “Common Shares”) of Hub International Limited, a Canadian corporation (the “Company”). The principal executive offices of the Company are located at 55 East Jackson Blvd., Chicago, IL 60604.

Item 2. Identity and Background.

This Statement is being filed jointly by the following (each a “Reporting Person” and collectively, the “Reporting Persons”): (i) Maple Tree Acquisition Corporation, a British Columbia company (“Maple Tree”), (ii) 0783521 B.C. Ltd., a British Columbia company (“0783521 B.C.”), which is the sole shareholder of Maple Tree, (iii) Apax Maple 2 Sàrl, a Luxembourg société à responsabilité limitée (“Maple 2”), which is the sole shareholder of 0783521 B.C., (iv) Apax Maple 1 Sàrl, a Luxembourg société à responsabilité limitée (“Maple 1”), which is the sole shareholder of Maple 2, (v) APAX EUROPE MAPLE S.A.R.L., a Luxembourg société à responsabilité limitée (“Europe Maple”), which is the sole shareholder of Maple 1, (vi) Apax Europe VII Investments Sàrl, a Luxembourg société à responsabilité limitée (“Europe VII Investments”), which is the sole shareholder of Europe Maple, (vii) Apax Europe VII Bridge Holdco Ltd, a United Kingdom private company limited by shares (“Bridge Holdco”), which is the sole shareholder of Europe VII Investments, (viii) Apax Partners Worldwide LLP, a United Kingdom limited liability partnership (“Apax Worldwide”), which is the sole shareholder of Bridge Holdco, (ix) Apax US VII, L.P., a Cayman Islands exempted limited partnership (“US VII”), (x) Apax US VII GP, L.P., a Cayman Islands exempted limited partnership (“US VII GP”), which is the general partner of US VII, (xi) Apax US VII GP, Ltd., a Cayman Islands exempted company (“US VII Ltd.”), which is the general partner of US VII GP, (xii) Morgan Stanley, a Delaware corporation, and (xiii) Morgan Stanley Principal Investments, Inc., a Delaware corporation and a wholly-owned subsidiary of Morgan Stanley (“MSPI”).

Adrian Beecroft, Stephen Grabiner, Martin Halusa, John Megrue and Michael Phillips are members of the Executive Committee (the “Executive Committee”) of Apax Worldwide (the “Executive Committee Members”). The Executive Committee of Apax Worldwide has the power and authority to carry out the powers, objectives and purposes of Apax Worldwide.

Maple Tree has been formed solely for the purpose of entering into the Arrangement Agreement (as defined below) and consummating the transactions described therein. 0783521 B.C. owns outstanding equity securities of Maple Tree and does not engage in any other business. Maple 2 owns outstanding equity securities of 0783521 B.C. and does not engage in any other business. Maple 1 owns outstanding equity securities of Maple 2 and does not engage in any other business. Europe Maple owns outstanding equity securities of Maple 1 and does not engage in any other business. The principal business of Europe VII Investments is to make investments in, buy, sell, hold, pledge and assign securities. Bridge Holdco is the sole shareholder of Europe VII Investments and does not engage in any other business. The principal business of Apax Worldwide is to serve as an investment advisor. The principal business of US VII is to make investments in, buy, sell, hold, pledge and assign securities. The principal business of US VII GP is to be the general partner of US VII. The principal business of US VII Ltd. is to be the general partner of US VII GP. Morgan Stanley is a leading global financial services firm providing a wide range of investment banking, securities, investment management, wealth management and credit services. The firm’s employees service clients worldwide, including corporations, governments, institutions, and individuals from more than 600 offices in 30 countries. MSPI is a Morgan Stanley capital investment vehicle.

Pursuant to letter agreements dated as of February 25, 2007 (the “Equity Commitment Letters”) each of US VII, Europe VII Investments and MSPI has committed (subject to the terms and conditions set forth in its respective Equity Commitment Letter) to purchase equity securities of Maple Tree for purposes of funding the Arrangement, as defined below. Pursuant to a letter agreement dated as of February 25, 2007 (the “Letter Agreement”) among MSPI, US VII and Apax Worldwide (together, “Apax”), the parties thereto have agreed to certain terms relating to the investment in, and governance of, Maple Tree. The Letter Agreement contemplates that concurrently with or prior to the closing of the transactions contemplated by the Arrangement Agreement (as defined below), Apax and MSPI shall enter into a shareholders agreement pursuant to which MSPI shall have the right to appoint one member of the board of directors of Maple Tree and Apax shall have the right to appoint the remaining members of the board of directors of Maple Tree.

Based on the foregoing and the transactions and relationships described herein, the Reporting Persons may be deemed to constitute a “group” for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The filing of this Statement shall not be construed as an admission that the Reporting Persons are a group, or have agreed to act as a group.

The principal place of business and principal office of Maple Tree, 0783521 B.C., US VII, US VII GP, and US VII Ltd is 153 East 53rd Street, 53rd floor, New York, New York 10022. The principal place of business and principal office of Maple 2, Maple 1, Europe Maple and Europe VII Investments is 41, boulevard Prince Henri, L-1724 Luxembourg. The principal place of business and principal office of Bridge Holdco and Apax Worldwide is 15 Portland Place, London W1B 1PT, United Kingdom. The principal place of business and principal office of Morgan Stanley and MSPI is 1585 Broadway, New York, New York, 10036.

The name, citizenship, business address and the present principal occupation or employment (and the name and principal business and address of any organization in which such employment is conducted) of each director or executive officer of the Reporting Persons, and if applicable, of each person controlling the Reporting Persons (and of each executive officer and director thereof) is set forth on Schedule A.

Except as set forth on Schedule B, during the last five years, neither the Reporting Persons nor, to the knowledge of any Reporting Person, any other person or entity referred to in this Item 2 (including those listed on Schedule A hereto): (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Reference is made to the Voting Agreement, dated as of February 25, 2007 (the “Voting Agreement”), by and between Fairfax Holdings Limited, a Canadian corporation (“Fairfax”), and Maple Tree.

In connection with the Arrangement Agreement described in Item 4, as a condition to the willingness of Maple Tree to enter into the Arrangement Agreement and in order to induce Maple Tree to enter into the Arrangement Agreement, Fairfax entered into the Voting Agreement with Maple Tree. By reason of Fairfax and Maple Tree entering into the Voting Agreement, Maple Tree may be deemed to have acquired beneficial ownership of the Common Shares that are the subject of the Voting Agreement. By virtue of their direct and indirect ownership of Maple Tree’s capital stock or the Equity Commitment Letters, the Reporting Persons may be deemed to have acquired beneficial ownership of the Common Shares that are the subject of the Voting Agreement. Each of the Reporting Persons, however, disclaims any such beneficial ownership.

The Reporting Persons have not paid any consideration to Fairfax in connection with the execution and delivery of the Voting Agreement.

Maple Tree anticipates that it will fund the transactions contemplated by the Arrangement Agreement through a combination of debt and equity financing.

For a more detailed description of the Voting Agreement, see Item 4 below, which description is incorporated herein by reference in response to this Item 3.

Item 4. Purpose of Transaction.

Arrangement Agreement

On February 25, 2007, the Company entered into an Arrangement Agreement (the “Arrangement Agreement”) to be acquired by Maple Tree. Certain members of the Company’s senior management team (collectively, the “Rollover Shareholders”), have agreed in principle to exchange a portion of their Common Shares and stock options to purchase Common Shares (“Company Options”) for shares and options of Maple Tree or an affiliate thereof.

Under the terms of the Arrangement Agreement, Maple Tree will acquire all of the outstanding Common Shares, other than certain Common Shares held by Rollover Shareholders, pursuant to a Plan of Arrangement (the “Arrangement”) under the Canada Business Corporations Act (the “CBCA”). At the effective time of the Arrangement (the “Effective Time”), each Common Share, other than any Common Shares exchanged by the Rollover Shareholders or by shareholders who properly exercise dissent rights under the CBCA (“Dissenting Shareholders”), will be deemed to be transferred to Maple Tree in consideration for the right to receive a cash payment from the Company in the amount equal to US$40.00, without interest. Each Company Option that has not been exercised prior to the date of the Effective Time, other than Company Options exchanged by Rollover Shareholders, will be cancelled by the Company in consideration for the right to receive a cash payment from the Company in an amount equal to the difference between US$40.00 and the exercise price of such Company Option, less any amounts the Company is required to withhold for taxes. Each of the Company’s restricted share units (“Company RSUs”) that by its terms accelerates at the Effective Time will be cancelled in consideration for the right to receive a cash payment from the Company in the amount equal to US$40.00, less any amounts the Company is required to withhold for taxes. Each Company RSU that does not by its terms accelerate at the Effective Time will remain in effect, with appropriate adjustments determined by the Company pursuant to the terms of the Company’s equity incentive plan under which such Company RSU was issued, and will vest in accordance with its terms, unless the Company and Maple Tree determine on or prior to the Effective Date to accelerate the vesting of such Company RSU. Common Shares held by Dissenting Shareholders will be deemed to be transferred to Maple Tree at the Effective Time in consideration for the right to receive an amount determined and payable in accordance with the provisions of the CBCA.

Consummation of the Arrangement is subject to approval of the Arrangement by the Company’s shareholders, expiration or termination of applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, the Competition Act (Canada) and the Investment Canada Act and other customary closing conditions.

Voting Agreement

As noted in Item 3 above, in connection with the Arrangement Agreement, as a condition to the willingness of Maple Tree to enter into the Arrangement Agreement and in order to induce Maple Tree to enter into the Arrangement Agreement, on February 25, 2007, Maple Tree and Fairfax entered into the Voting Agreement. Pursuant to the Voting Agreement, Fairfax agreed that during the period commencing on February 25, 2007 and ending immediately prior to the termination of the Voting Agreement in accordance with its terms (the “Voting Period”), at any meeting of the shareholders of the Company, however called, or at any adjournment or postponement thereof or in any other circumstances upon which a vote, consent or other approval (including by written consent) is sought from the shareholders of the Company in respect of the transactions contemplated by the Arrangement Agreement or a Company Acquisition Proposal (as defined below), Fairfax shall, and shall cause its subsidiaries to, (i) when a meeting is held, appear at such meeting or otherwise cause the Covered Securities (as defined below) to be counted as present thereat for the purpose of establishing a quorum and (ii) vote (or cause to be voted) in person or by proxy the Covered Securities in favor of the Arrangement Resolution (as defined below), the Arrangement, the Plan of Arrangement and the transactions contemplated by the Arrangement Agreement and Plan of Arrangement and (iii) vote (or cause to be voted) the Covered Securities against (A) any extraordinary corporate transaction (other than the Arrangement), such as a merger, consolidation, arrangement, amalgamation, business combination, tender or exchange offer, takeover bid, reorganization, recapitalization, liquidation, sale or transfer of a material amount of the assets or securities of the Company or any of its subsidiaries (other than pursuant to the Arrangement), any other Company Acquisition Proposal or any action that would delay, prevent or frustrate the Arrangement, and (B) any action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Company under the Arrangement Agreement.

“Arrangement Resolution” means the special resolution (to, among other things, authorize, approve and adopt the Arrangement), substantially in the form attached to the Arrangement Agreement, to be submitted by the Company to the shareholders of the Company for approval.

“Company Acquisition Proposal” means any inquiry, proposal or offer from any Person or “group” (within the meaning of Section 13(d)(3) of the Unites States Securities Act of 1934, as amended) other than Parent or its affiliates relating to any direct or indirect acquisition or purchase, in a single transaction or series of related transactions, of a business that constitutes 20% or more of the net revenues, net income or assets of the Company and its subsidiaries, taken as a whole, or 20% or more of any class or series of Company Securities, any tender offer, take-over bid or exchange offer that if consummated would result in any person or “group” beneficially owning 20% or more of any class or series of Company Securities, or any amalgamation, merger, plan of arrangement, reorganization, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company (or any subsidiary or subsidiaries of the Company whose business constitutes 20% or more of the net revenues, net income or assets of the Company and its subsidiaries, taken as a whole).

“Company Securities” means (i) shares of capital stock or other voting securities of the Company; (ii) securities of the Company or any of its subsidiaries convertible into or exchangeable for shares of capital stock or voting securities of the Company or its subsidiaries, other than outstanding options to acquire Common Shares; (iii) outstanding options to acquire Common Shares or other rights or options to acquire from the Company or its subsidiaries, or obligations of the Company or its subsidiaries to issue, any shares of capital stock, voting securities or securities convertible into or exchangeable for shares of capital stock or voting securities of the Company or such subsidiary, as the case may be; or (iv) equity equivalent interests in the ownership or earnings of the Company or its subsidiaries or other similar rights.

“Covered Securities” means the Common Shares of which Fairfax has beneficial ownership (within the meaning provided in Rule 13d-3 promulgated under the Unites States Securities Act of 1934, as amended), over which Fairfax has investment authority and of which Fairfax has the power to vote and dispose, together with any additional Common Shares and/or other securities directly or indirectly convertible into or exercisable or exchangeable for Common Shares and/or other voting securities of the Company, the beneficial ownership of which is acquired by Fairfax during the Voting Period.

In connection with its performance under the Voting Agreement, Fairfax undertook that: (i) if so requested by Maple Tree, it shall, no later than five days prior to the date of the meeting of the Company’s shareholders to be held for the purpose of obtaining the approval of the Arrangement (the “Company Meeting”), deliver or cause to be delivered by its subsidiaries to the Company, with a copy to Maple Tree concurrently, a duly executed proxy or proxies directing the holder of such proxy or proxies to vote in favor of the Arrangement and, if necessary, to vote against any Company Acquisition Proposal (other than the Arrangement); (ii) such proxy or proxies shall name such individuals as may be designated by Maple Tree; and (iii) such proxy or proxies will not be revoked (and Fairfax shall cause its subsidiaries that own Covered Securities not to revoke) without the written consent of Maple Tree, unless the Voting Agreement is terminated in accordance with its terms. Fairfax also revoked (on its behalf and on behalf of its subsidiaries that own Covered Securities) any and all previous proxies granted that may conflict or be inconsistent with the matters set forth in the Voting Agreement and Fairfax agreed not to, directly or indirectly, grant (or cause or permit any such subsidiary to grant) any proxy or power of attorney with respect to the matters set forth in the Voting Agreement.

Other than pursuant to the terms of the Voting Agreement or the Plan of Arrangement, without the prior written consent of Maple Tree, during the Voting Period, Fairfax has agreed to not, directly or indirectly, or cause or permit any Subsidiary of the Shareholder to, (i) grant any proxies or enter into any voting trust or other agreement or arrangement with respect to the voting of any Covered Securities or (ii) sell, pledge, assign, transfer, encumber or otherwise dispose of (including by merger, consolidation or otherwise by operation of law), or enter into any contract, option or other arrangement or understanding with respect to the direct or indirect assignment, transfer, encumbrance or other disposition of (including by merger, consolidation or otherwise by operation of law) any Covered Securities.

Except as otherwise provided in the Voting Agreement, Fairfax has agreed (on behalf of itself and its representatives): (i) to immediately cease or cause to be terminated any existing solicitation by Fairfax with any persons which could reasonably be expected to lead to any Company Acquisition Proposal; and (ii) not to, directly or indirectly, through any officer, director, employee, representative, advisor or agent, make, solicit, initiate, facilitate, entertain, encourage or promote any inquiries or proposals regarding, constituting or that may reasonably be expected to lead to a Company Acquisition Proposal or a change of control of the Company or would or could, in any case, result in the sale or other disposition of all or substantially all of the assets of the Company.

Notwithstanding anything to the contrary contained in the Voting Agreement, in no event shall the provisions of the Voting Agreement (i) restrict the actions of any individual serving on the Board of Directors of the Company, regardless of whether such individual is also an officer, director, employee or other representative of Fairfax or (ii) restrict any action taken by the Company, or by Fairfax at the request of the Company, to make, solicit, initiate, facilitate, entertain, encourage or promote any Company Acquisition Proposal in accordance with the terms of the Voting Agreement.

Following the consummation of the Arrangement, Maple Tree will have the ability to effect changes to the Company’s Articles of Incorporation, By-laws and board of directors.

Following the consummation of the Arrangement, Maple Tree intends that the Common Shares will be delisted from New York Stock Exchange and the Toronto Stock Exchange and will become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act.

The foregoing summaries of the Arrangement Agreement and Voting Agreement are qualified in their entirety by reference to these agreements. A copy of the Voting Agreement is an exhibit hereto and a copy of the Arrangement Agreement was filed with the Securities and Exchange Commission on February 27, 2007, as Exhibit 2.1 to the Company’s Form 8-K, which in incorporated herein by reference as an exhibit hereto.

Item 5. Interest in Securities of the Issuer.

(a)

Pursuant to the Voting Agreement, the Reporting Persons may be deemed to beneficially own 10,325,428 Common Shares, which represents approximately 25.9% of the outstanding Common Shares. The calculation of such percentage is based on 39,842,229 Common Shares being issued and outstanding as of February 25, 2007, which number is based on the representations made by the Company in the Arrangement Agreement. Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission by any Reporting Person that it is the beneficial owner of any of the Common Shares referred to herein for purposes of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

As members of the Executive Committee of Apax Worldwide, the Executive Committee Members may be deemed to beneficially own the securities subject to the Voting Agreements. Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission by any of the Executive Committee Members that he is the beneficial owner of any of the Common Shares referred to herein for purposes of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

To the knowledge of the Reporting Persons, none of the persons listed on Schedule A beneficially owns any Common Shares.

(b)

Pursuant to the Voting Agreements, all of the Reporting Persons may be deemed to have shared power to vote 10,325,428 Common Shares beneficially owned by Fairfax.

(c)

Except for the Arrangement Agreement and the Voting Agreement, and the transactions contemplated by those agreements, none of the Reporting Persons nor, to the knowledge of any of the Reporting Persons, any other person or entity referred to in Item 2 (including those listed on Schedule A hereto), has effected any transaction in Common Shares during the past sixty days.

(d)

To the knowledge of any of the Reporting Persons, except for Fairfax and its subsidiaries, no other person possesses any right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Covered Securities.

(e)

Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except for the arrangements described in Items 3, 4 or 5 of this Statement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or, to the knowledge of any of the Reporting Persons, any other person or entity referred to in Item 2 (including those listed on Schedule A hereto), or between such persons and any other person, with respect to any securities of the Company, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

A.

Joint Filing Undertaking dated as of March 7, 2007 by and among Maple Tree, 0783521 B.C., Maple 2, Maple 1, Europe Maple, Europe VII Investments, Bridge Holdco, Apax Worldwide, US VII, US VII GP, US VII Ltd., Morgan Stanley and MSPI.

B.	Arrangement Agreement dated as of February 25, 2007 by and between the Company and Maple Tree.

C.	Voting Agreement dated as of February 25, 2007 by and between Fairfax and Maple Tree.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: March 7, 2007

MAPLE TREE ACQUISITION CORPORATION
By:	/s/ William Logan
Name: William Logan Title: Treasurer

0783521 B.C. Ltd.
By:	/s/ William Logan
Name: William Logan Title: Treasurer

APAX MAPLE 2 SÀRL
By:	/s/ Geoffrey Henry
Name: Geoffrey Henry Title: Class A Director
By:	/s/ Stephen Kempen
Name: Stephen Kempen Title: Class B Director

APAX MAPLE 1 SÀRL
By:	/s/ Geoffrey Henry
Name: Geoffrey Henry Title: Class A Director
By:	/s/ Stephen Kempen
Name: Stephen Kempen Title: Class B Director

APAX EUROPE MAPLE S.A.R.L.
By:	/s/ Geoffrey Henry
Name: Geoffrey Henry Title: Class A Director
By:	/s/ Stephen Kempen
Name: Stephen Kempen Title: Class B Director

APAX EUROPE VII INVESTMENTS SÁRL By: Apax Partners Europe Managers Ltd., its manager
By:	/s/ Peter Englander
Name: Peter Englander Title: Director
By:	/s/ Adrian Beecroft
Name: Adrian Beecroft Title: Director

APAX EUROPE VII BRIDGE HOLDCO LTD.
By:	/s/ Stephen Tilton
Name: Stephen Tilton Title: Authorized Signatory

APAX PARTNERS WORLDWIDE LLP
By:	/s/ Paul Fitzsimons
Name: Paul Fitzsimons Title: Member
By:	/s/ Andrew Barrett
Name: Andrew Barrett Title: Member

APAX US VII, L.P. By: Apax US VII GP, L.P., its general partner By: Apax US VII GP, Ltd., its general partner
By:	/s/ Peter Jeton
Name: Peter Jeton Title: Authorized Signatory

APAX US VII GP, L.P. By: Apax US VII GP, Ltd., its general partner
By:	/s/ Peter Jeton
Name: Peter Jeton Title: Authorized Signatory

APAX US VII GP, Ltd.
By:	/s/ Peter Jeton
Name: Peter Jeton Title: Authorized Signatory

MORGAN STANLEY
By:	/s/ Dennine Bullard
Name: Dennine Bullard Title: Authorized Signatory

MORGAN STANLEY PRINCIPAL INVESTMENTS, INC.
By:	/s/ Edgar A. Sabounghi
Name: Edgar A. Sabounghi Title: Vice President

Schedule A

Set forth below is the name, citizenship, business address and the present principal occupation or employment (and the name and principal business and address of any organization in which such employment is conducted) of each director or executive officer of the Reporting Persons, and if applicable, of each person controlling the Reporting Persons (and of each executive officer and director thereof).

Name	Citizenship	Business Address	Present Principal Occupation or Employment
Paul Adrian Barlow Beecroft	United Kingdom	15 Portland Place, London W1B 1PT, United Kingdom	Partner and Executive Committee Member of Apax Partners Worldwide LLP
Martin Christoph Halusa	Austria	15 Portland Place, London W1B 1PT, United Kingdom	Partner and Executive Committee Member of Apax Partners Worldwide LLP
Nico Hansen	Germany	153 East 53rd Street 53rd Floor New York, NY 10022	Partner of Apax Partners, L.P., Vice President of 0783587 B.C. Ltd., Vice President of Maple Tree Acquisition Corporation
Geoffrey Henry	Belgium	41 boulevard Prince Henri, L-1724 Luxembourg	Chartered accountant, Class A Director/Manager of Apax Europe VII Investments Sárl, APAX EUROPE MAPLE S.A.R.L., Apax Maple 1 Sárl, Apax Maple 2 Sárl
Stephen Grabiner	United Kingdom	15 Portland Place, London W1B 1PT, United Kingdom	Partner and Executive Committee Member of Apax Partners Worldwide LLP
Stephen Green	United Kingdom	15 Portland Place, London W1B 1PT, United Kingdom	Partner of Apax Partners Worldwide LLP, Director and President of 0783587 B.C. Ltd., Director and President of Maple Tree Acquisition Corporation
Peter Jeton	United States	153 East 53rd Street 53rd Floor, New York NY 10022	Partner of Apax Partners, L.P., Chief Operating Officer of Apax US VII GP, Ltd.
Stephen Kempen	United Kingdom and South Africa	15 Portland Place, London W1B 1PT, United Kingdom	Director of Funds Administration of Apax Partners Worldwide LLP, Class B Director/Manager of Apax Europe VII Investments Sárl, APAX EUROPE MAPLE S.A.R.L., Apax Maple 1 Sárl, Apax Maple 2 Sárl
William Logan	United States	153 East 53rd Street 53rd Floor, New York NY 10022	Partner of Apax Partners, L.P., Director and Treasurer of 0783587 B.C. Ltd., Director and Treasurer of Maple Tree Acquisition Corporation
Liz Long	United Kingdom	15 Portland Place, London W1B 1PT, United Kingdom	Compliance Officer of Apax Partners Worldwide LLP, Director of Apax Europe VII Bridge Holdco Ltd

John F. Megrue	United States	153 East 53rd Street 53rd Floor, New York NY 10022	CEO of Apax Partners, L.P., Executive Committee Member of Apax Partners Worldwide LLP, Director of Apax US VII GP, Ltd.
Stef Oostvogels	Luxembourg	20, Avenue Monterey, L-2163 Luxembourg	Partner of Oostvogels Pfister Roemers (law firm), Class A Director/Manager of Apax Europe VII Investments Sárl, APAX EUROPE MAPLE S.A.R.L., Apax Maple 1 Sárl, Apax Maple 2 Sárl
Michael Robert Phillips	United States and Canada	15 Portland Place, London W1B 1PT, United Kingdom	Partner and Executive Committee Member of Apax Partners Worldwide LLP
Stephen Tilton	United Kingdom	15 Portland Place, London W1B 1PT, United Kingdom	Compliance Officer of Apax Partners Worldwide LLP, Director of Apax Europe VII Bridge Holdco Ltd
Mitch Truwit	United States	153 East 53rd Street 53rd Floor, New York NY 10022	Partner of Apax Partners, L.P., Director and Secretary of 0783587 B.C. Ltd., Director and Secretary of Maple Tree Acquisition Corporation,
David Williams	United Kingdom	15 Portland Place, London W1B 1PT, United Kingdom	Partner of Apax Partners Worldwide LLP, Class B Director/Manager of Apax Europe VII Investments Sárl, APAX EUROPE MAPLE S.A.R.L., Apax Maple 1 Sárl, Apax Maple 2 Sárl

Morgan Stanley

The business address of each of the directors or executive officers is that of Morgan Stanley at 1585 Broadway, New York, New York 10036. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Morgan Stanley and each individual is a United States citizen.

Name	Title
*John J. Mack	Chairman of the Board and Chief Executive Officer
*Roy J. Bostock	Chairman of the Partnership for a Drug-Free America
*Erskine B. Bowles	President of the University of North Carolina
*Howard J. Davies[1]	Director, The London School of Economics and Political Science
*C. Robert Kidder	Chairman and Chief Executive Officer, 3 Stone Advisors LLC

*Donald T. Nicolaisen	Director
*Charles H. Noski	Director
*Hutham S. Olayan	President, Chief Executive Officer and Director of Olayan America Corporation
*Charles E. Phillips, Jr.	President and Director of Oracle Corporation
*O. Griffith Sexton	Adjunct professor of finance at Columbia Business School
*Laura D’Andrea Tyson	Professor of Economics and Business (since January 2007) at the Walter A. Haas School of Business at the University of California, Berkeley
*Klaus Zumwinkel[2]	Chairman of the Board of Management of Deutsche Post AG
Zoe Cruz	Co-President
Gary G. Lynch	Chief Legal Officer
Eileen K. Murray	Head of Global Operations and Technology
Thomas R. Nides	Executive Vice President and Chief Administrative Officer and Secretary
Robert W. Scully	Co-President
David H. Sidwell	Executive Vice President and Chief Financial Officer

1 Howard Davies is an English citizen

2 Klaus Zumwinkel is a German citizen

*Director

Morgan Stanley Principal Investments, Inc.

The business address of each of the directors or executive officers is that of Morgan Stanley Principal Investments, Inc. is that of Morgan Stanley Principal Investments, Inc. at 1585 Broadway, New York, New York 10036. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Morgan Stanley Principal Investments, Inc., and each individual is a United States citizen.

Name	Title
Thomas E. Doster*	Managing Director of Morgan Stanley, the business address of which is the same as that of Morgan Stanley Principal Investments, Inc.
Edgar A. Sabounghi*	Managing Director of Morgan Stanley, the business address of which is the same as that of Morgan Stanley Principal Investments, Inc.
Michael J. Petrick	President
David Bersh	Vice President
James E. Bolin	Vice President
Thomas E. Doster	Vice President
Edgar Legaspi	Vice President
Louis A. Palladino, Jr.	Vice President
Edgar A. Sabounghi	Vice President
Bruce R. Sandberg	Vice President
Elliot Tannenbaum	Vice President
Martin M. Cohen	Secretary
Charlene R. Herzer	Assistant Secretary
Susan M. Krause	Assistant Secretary
VACANCY	Treasurer
Jacqueline T. Brody	Assistant Treasurer
Kathleen C. McNally-Reynolds	Assistant Treasurer

Schedule B

Unless the context otherwise requires, for purposes of this Schedule B only, the term “Morgan Stanley” means Morgan Stanley and its consolidated subsidiaries.

In April 2003, Morgan Stanley & Co. Incorporated (“MS&Co.”), along with nine other financial services firms operating in the U.S., reached a settlement with the Securities and Exchange Commission (“SEC”), the New York State Attorney General’s Office, the New York Stock Exchange (“NYSE”), the National Association of Securities Dealers, Inc. (“NASD”), and the North American Securities Administrators Association (on behalf of state securities regulators) to resolve their investigations relating to alleged research conflicts of interest. Without admitting or denying allegations with respect to violations of certain rules of the NYSE and NASD relating to investment research activities (there were no allegations of fraud or federal securities law violations made against MS&Co.), Morgan Stanley agreed, among other things, to (1) pay $25 million as a penalty, (2) pay $25 million as disgorgement of commissions and other monies, (3) provide $75 million over five years to make available independent third-party research to clients and (4) be permanently enjoined from violating certain rules of the NYSE and NASD relating to investment research activities.

In November 2003, Morgan Stanley DW Inc. (“MSDWI”) consented, without admitting or denying the findings, to an entry of an order (the “Order”) that resolved the SEC’s and NASD’s investigations into certain practices relating to MSDWI’s offer and sale of certain mutual funds from January 1, 2000 to the date of the Order. Pursuant to the Order, MSDWI was ordered to (1) cease and desist from committing any violations and any future violations of Section 17(a)(2) of the Securities Act of 1933, as amended, and Rule 10b-10 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), (2) distribute for the benefit of certain customers who purchased funds through MSDWI pursuant to marketing arrangements between MSDWI and certain mutual fund complexes the amount of $50 million and (3) make certain disclosures and take certain other actions with respect to proprietary mutual funds.

In November 2004, Morgan Stanley reached a settlement with the SEC to resolve an informal accounting investigation by executing an offer of settlement and agreeing to entry of a cease-and desist order. The SEC found that Morgan Stanley valued certain impaired aircraft in its aircraft leasing business in late 2001, late 2002 and early 2003, and certain bonds in its high-yield bond portfolio in late 2000, in a manner that did not comply with generally accepted accounting principles, and thus violated financial reporting, recordkeeping and internal control provisions of the federal securities laws. The resolution did not involve any restatement of past financial statements, any monetary penalty or any allegation of fraud.

In December 2004, MS&Co. and MSDWI reached a settlement with the NYSE under which Morgan Stanley executed two stipulations of facts and consent to penalty. The first stipulation was with respect to Morgan Stanley’s failure to comply with certain prospectus delivery requirements, operational deficiencies and other matters, and included a fine of $13 million. The second stipulation was with respect to employee defalcations, and included a fine of $6 million.

In January 2005, the SEC announced a settlement with MS&Co. and Goldman Sachs & Co. resolving the SEC’s investigation relating to initial public offering (“IPO”) allocation practices. The SEC filed a settled civil injunction action in the United States District Court for the District of Columbia against MS&Co. relating to the allocation of stock to institutional customers in IPOs underwritten during 1999 and 2000. Under the terms of the settlement, Morgan Stanley agreed, without admitting or denying the allegations, to the entry of a judgment enjoining it from violating Rule 101 of Regulation M and the payment of a $40 million civil penalty. The court approved the settlement on February 4, 2005. The complaint alleges that MS&Co. violated Rule 101 of Regulation M by attempting to induce certain customers who received allocations of IPOs to place purchase orders for additional shares in the aftermarket.

In May 2006, MS&Co. reached a settlement with the SEC, NYSE and NASD relating to its production of email in the research analyst and IPO investigations from December 2000 through at least July 2005. The complaint alleges that Morgan Stanley did not timely produce emails in response to requests in those matters because it did not diligently search for back-up tapes containing responsive emails until 2005, and because it over-wrote back-up tapes potentially containing responsive email until at least December 2002. Without admitting or denying the allegations of the complaint, Morgan Stanley consented to (1) a permanent injunction barring future violations of §17(b) of the Exchange Act (which requires, among other things, that Morgan Stanley respond promptly to SEC subpoenas and requests) and the relevant regulations promulgated thereunder and (2) the payment of a $15 million civil penalty, $5 million of which will be paid to NASD and the NYSE.

In addition, MS&Co. and MSDWI have been involved in a number of civil proceedings which concern matters arising in connection with the conduct of its business. Certain of such proceedings have resulted in findings of violation of federal or state securities laws. Each of these proceedings was settled by MS&Co. and MSDWI consenting to the entry of an order without admitting or denying the allegations in the complaint. All of such proceedings are reported and summarized in the MS&Co. Form BD and the MSDWI Form BD filed with the SEC, which descriptions are hereby incorporated by reference.

Exhibit A

JOINT FILING UNDERTAKING

The undersigned, being duly authorized thereunto, hereby execute this agreement as an exhibit to this Schedule 13D to evidence the agreement of the below-named parties, in accordance with the rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule jointly on behalf of each such party.

The execution and filing of this agreement shall not be construed as an admission that the below-named parties are a group, or have agreed to act as a group.

Dated: March 7, 2007

MAPLE TREE ACQUISITION CORPORATION
By:	/s/ William Logan
Name: William Logan Title: Treasurer

0783521 B.C. Ltd.
By:	/s/ William Logan
Name: William Logan Title: Treasurer

APAX MAPLE 2 SÀRL
By:	/s/ Geoffrey Henry
Name: Geoffrey Henry Title: Class A Director
By:	/s/ Stephen Kempen
Name: Stephen Kempen Title: Class B Director

APAX MAPLE 1 SÀRL
By:	/s/ Geoffrey Henry
Name: Geoffrey Henry Title: Class A Director
By:	/s/ Stephen Kempen
Name: Stephen Kempen Title: Class B Director

APAX EUROPE MAPLE S.A.R.L.
By:	/s/ Geoffrey Henry
Name: Geoffrey Henry Title: Class A Director
By:	/s/ Stephen Kempen
Name: Stephen Kempen Title: Class B Director

APAX EUROPE VII INVESTMENTS SÀRL By: Apax Partners Europe Managers Ltd., its manager
By:	/s/ Peter Englander
Name: Peter Englander Title: Director
By:	/s/ Adrian Beecroft
Name: Adrian Beecroft Title: Director

APAX EUROPE VII BRIDGE HOLDCO LTD.
By:	/s/ Stephen Tilton
Name: Stephen Tilton Title: Authorized Signatory

APAX PARTNERS WORLDWIDE LLP
By:	/s/ Paul Fitzsimons
Name: Paul Fitzsimons Title: Member
By:	/s/ Andrew Barrett
Name: Andrew Barrett Title: Member

APAX US VII, L.P. By: Apax US VII GP, L.P., its general partner By: Apax US VII GP, Ltd., its general partner
By:	/s/ Peter Jeton
Name: Peter Jeton Title: Authorized Signatory

APAX US VII GP, L.P. By: Apax US VII GP, Ltd., its general partner
By:	/s/ Peter Jeton
Name: Peter Jeton Title: Authorized Signatory

APAX US VII GP, Ltd.
By:	/s/ Peter Jeton
Name: Peter Jeton Title: Authorized Signatory

MORGAN STANLEY
By:	/s/ Dennine Bullard
Name: Dennine Bullard Title: Authorized Signatory

MORGAN STANLEY PRINCIPAL INVESTMENTS, INC.
By:	/s/ Edgar A. Sabounghi
Name: Edgar A. Sabounghi Title: Vice President